                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    4     )*
                                          ---------

                              ERLY INDUSTRIES, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                                   Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                     26883910
           --------------------------------------------------------
                                 (CUSIP Number)

           Michael L. Tenzer
           11400 West Olympic Boulevard, Suite 1040
           Los Angeles, California 90064        Tel: (310) 820-6000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  March 6, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

CUSIP No. 26883910                    13D
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
      Kingswood Lakes South, L.P.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
      00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
      Texas
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                88,333 Shares
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power

                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                   88,333 Shares
                             --------------------------------------------------
                             (10) Shared Dispositive Power

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
      88,333 Shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      1.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
      PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 26883910                    13D
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
      TENZER COMPANY, INC.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
      00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
      Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                   88,333 Shares
                             --------------------------------------------------
                              (9) Sole Dispositive Power

                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                   88,333 Shares
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
      88,333 Shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      1.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
      CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 26883910                    13D
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
      MICHAEL L. TENZER

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
      00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
      U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                   88,333 Shares
                             --------------------------------------------------
                              (9) Sole Dispositive Power

                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                   88,333 Shares
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
      88,333 Shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      1.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
      IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

    This Statement relates to the Schedule 13D (the "Schedule 13D") filed by Kingwood Lakes South, L.P., Tenzer Company, Inc. and Michael L. Tenzer with regard to beneficial ownership of common stock, par value $.01 per share (the "Common Stock") of ERLY Industries, Inc. (the "Company") and constitutes Amendment No. 4 thereto. Terms used herein and not otherwise defined have the meaning set forth in the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    Item 5(a) is hereby amended and restated to read in its entirety as follows:

    As of the date hereof, the Limited Partnership beneficially owns 88,333 shares of Common Stock, constituting 1.9% of the 4,740,415 shares of Common Stock outstanding as reported by the Company in its Form 10-Q for the quarter ended December 31, 1996. The General Partner, which controls the Limited Partnership, and Mr. Tenzer, who controls the General Partner, also may be deemed to have beneficial ownership of these Shares.

    Ms. May beneficially owns 57 shares of Common Stock, all of which are held in an individual retirement account in Ms. May's name.

    Item 5(c) is hereby amended by adding the following:

    The Limited Partnership engaged in the following sales of Shares during the past sixty days:

    On March 6, 1997, the Limited Partnership entered into a Stock Purchase Agreement (the "Purchase Agreement") to sell 188,333 shares of Common Stock to Farmers Rice Milling Company and Nanette Kelley (collectively, the "Buyers") for an aggregate purchase price of $1,148,831.30, or $6.10 per share. The sale was conditioned upon, among other things, receipt of written confirmation from the transfer agent that the Shares have been reissued in the name of Buyers and have been transmitted for delivery to Buyers. Such written confirmation was received on March 10, 1997. The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated herein in its entirety by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1. Stock Purchase Agreement, dated March 6, 1997, by and between Kingwood Lakes South, L.P., a Texas limited partnership, and Farmers Rice Milling Company and Nanette Kelley.

SIGNATURE.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  KINGWOOD LAKES SOUTH, L.P., a
                                  Texas Limited Partnership

                                  By: TENZER COMPANY, INC., a
                                      Delaware corporation, its General Partner


  March 11, 1997                  By:  /s/ Michael L. Tenzer
-------------------------             --------------------------------
Date                                  Michael L. Tenzer
                                      Title: President

                                  TENZER COMPANY, INC., a Delaware
                                  corporation


  March 11, 1997                  By:  /s/ Michael L. Tenzer
-------------------------             --------------------------------
Date                                  Michael L. Tenzer
                                      Title: President

                                  MICHAEL L. TENZER


  March 11, 1997                     /s/ Michael L. Tenzer
-------------------------         ------------------------------------
Date                                  Michael L.Tenzer

                                    EXHIBIT INDEX


EXHIBIT       DESCRIPTION                                                  PAGE
-------       -----------                                                  ----


EXHIBIT 1. Stock Purchase Agreement, dated March 6, 1997, by and between Kingwood Lakes South, L.P., a Texas limited partnership, and Farmers Rice Milling Company and Nanette Kelley.